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                                  PRESS RELEASE
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 (Home Financial Corporation - 1720 Harrison Street - Hollywood, Florida 33020
                     954-925-3330 - Fax: 954-920-3270


For release after the close of Business 07/29/96
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DATE:         July 29, 1996
CONTACT:      Harry MacDougall, Executive VP and COO
              Nancy Coats, VP
PHONE:        954-925-3330
FAX:          954-920-3270


HOME FINANCIAL CORPORATION (NASDAQ:HOFL) ANNOUNCES AN INCREASE TO THE EXCHANGE RATIO TO BE USED IN CONNECTION WITH ITS ACQUISITION BY FIRST UNION CORPORATION DUE TO THE SALE OF CERTAIN ASSETS OF ITS SUBSIDIARY, AMERICAN HOME SERVICE CORPORATION.

Hollywood, FL-(BUSINESS WIRE)--Home Financial Corporation (HFC) announced that it has sold certain assets of its subsidiary, American Home Service Corporation
(AHSC) for a cash purchase price of $20.3 million, subject to possible adjustments. The sale of the AHSC assets was required by the Merger Agreement pursuant to which HFC agreed to be acquired by First Union Corporation. Management estimates that, subject to the aforementioned possible adjustments, as a result of the sale HFC's shareholders would receive approximately $.17 per share in additional value in connection with the acquisition, in the form of an increase in the exchange ratio pursuant to which shares of HFC's common stock will be converted into shares of First Union common stock upon consummation of the acquisition. HFC previously announced that the exchange ratio would be .2233, subject to certain adjustments, including an adjustment based on the sale of the AHSC assets. Pursuant to the foregoing, as a result of the sale, the exchange ratio will increase from the .2233 ratio previously announced. The actual increase in the exchange ratio will be determined based on the average of the closing sale price of First Union common stock for the ten trading days prior to the closing date, and cannot be determined until such time.